February 24, 2011
Via EDGAR
Mr. Brian Cascio
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Environmental Tectonics Corporation Form 10-K for the fiscal year ended February 26, 2010 Filed May 27, 2010 Form 10-Q for the quarterly period ending August 27, 2010 File No. 001-10655
Dear Mr. Cascio:
     On behalf of Environmental Tectonics Corporation (“ETC” or the “Company”), this letter responds to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) contained in your letter dated February 10, 2011 (the “Comment Letter”) regarding the above-referenced filings.
     For your convenience, ETC’s responses are in the order set forth in the Comment Letter.
Form 10-K for the fiscal year ended February 26, 2010
Item 8T. Controls and Procedures, page 15
Evaluation of Disclosure Controls and Procedures
SEC Comment 1
I.	We refer to your response to comment 1. We see that you have determined material weaknesses existed as of February 26, 2010 as disclosed in the Form 10-Q for the quarter ended November 26, 2010. Please tell us how the subsequent discovery of the material

Mr. Brian Cascio
February 24, 2011
weaknesses will be considered in controls and procedures disclosures presented in the amended Form 10-K.
Company response:
ETC respectfully acknowledges the SEC’s Comment and submits that the subsequent discovery of the material weaknesses will be considered in controls and procedures disclosures presented in the amended Form 10-K, as follows:
•	The Company will disclose that its original controls and procedures disclosures in the Company’s Annual Report on Form 10-K for the fiscal year ended February 26, 2010 were incomplete.

•	The Company will also disclose that subsequent to the filing of the Company’s Annual Report on Form 10-K for the fiscal year ended February 26, 2010, ETC management has determined that there were material weaknesses in internal controls over financial reporting as of February 26, 2010.

•	The Company will also disclose that these material weaknesses were disclosed on January 11, 2011, in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended November 26, 2010.

•	Lastly, the Company will disclose that the Company has initiated remediation efforts, as disclosed in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended November 26, 2010.
Exhibit 13. Portions of Environmental Tectonics Corporation 2010 Annual Report..., page 1
Notes to the Consolidated Financial Statements, page 18
Note 7. Long-Term Obligations and Credit Arrangements, page 25
Exchange of Existing Instruments for Series E Preferred Stock, page 26
SEC Comment 2
2.	We refer to your response to prior comment 11. In your proposed disclosure, you indicate you determined the “attributes” of the preferred stock were more akin to equity than debt. In future filings please describe the attributes of the instruments you considered in reaching

Mr. Brian Cascio
February 24, 2011
your conclusion.
Company response:
ETC respectfully acknowledges the SEC’s Comment and submits that in future filings the Company will describe the attributes of the preferred stock which led the Company to conclude that the stock was more akin to equity than debt.
Form 10-Q for the Quarter ended November 26, 2010
Consolidated Statements of Cash Flows, page F-5
SEC Comment 3
3.	Similar to our prior comment 13 from our October 29, 2010 comment letter, as provided in FASB ASC 230-10-45, a statement of cash flows presented on the indirect method should begin with net income or loss, which as defined includes non-controlling interests. Your statement of cash flows appears to begin with net income or loss excluding non-controlling interest. In future filings, to better conform with the guidance applicable to non-controlling interests please revise to begin the statement of cash flows with net income or loss. In that regard, please also note that net income or loss attributable to non-controlling interests should not be included as a reconciling item in the operating section of a consolidated cash flow statement.
Company response:
ETC respectfully acknowledges the SEC’s Comment and submits that in future filings the Company will, in accordance with FASB ASC 230-10-45, present a statement of cash flows on the indirect method beginning with net income or loss, and including non-controlling interests.
* * *
Additional Information from the Company:
          In a February 16, 2011 telephone conversation with Leigh Ann Schultz, the Company received approval to file the following documents on Tuesday, March 15:
•	Form 10-K/A for the fiscal year ended February 26, 2010;

Mr. Brian Cascio
February 24, 2011
•	Form 10-Q/A for the quarterly period ending May 28, 2010; and

•	Form 10-Q/A for the quarterly period ending August 27, 2010.
With respect to these amended filings, attached as Exhibit 1 is a table which summarizes the items which the Company will be amending in response to the SEC’s comments.
* * *
     After your review of our responses, please feel free to contact me directly at 215-355-9100 (ext. 1203) should additional information be required.
Sincerely,
/s/ Duane D. Deaner

Duane D. Deaner
Chief Financial Officer
Environmental Tectonics Corporation

Exhibit 1
Environmental Tectonics Corporation
Summary of changes incorporated in Form 10-K/A for the period ended February 26, 2010
SEC Letter Cross Reference
    Letter No. 1
October 29, 2010

SEC Comment Subject/Original Page Ref.
Item No.	Forepart	Topic	Modification in Form 10-K
2-6	Item 8T: Controls and Procedures (pg. 15)	Evaluation of Disclosure Controls and Procedures	Update Item 8T, Disclosure of Material Weakness
7	Long Term Incentive Compensation (pg. 21)	Stock Options	Update Summary Compensation Table
8-9	Summary Compensation Table (pg. 22)	Table Footnotes and Bonuses	Update Summary Compensation Table and Footnotes
Exhibit 13 - Financial information
10	MD&A Results of Operations (pg. 7)	Cost of Goods Sold	Expand Cost of Goods Sold Commentary
11	Consolidated Statement of Operations (pg. 15)	Net Income or Loss	Revise Captions on Income Statement
12	Consolidated Statements of Changes in SHs’ Equity (Def.) (pg. 16)	Non-Controlling Interests	Revise Consolidated Statements of Changes in SHs’ Equity
13	Consolidated Statements of Cash Flows (pg. F-5)	Non-Controlling Interests	Revise Consolidated Statements of Cash Flows
14	Notes to the Consolidated Financial Statements (pg. 18)	Recent Accounting Pronouncements	Incorporate Recent Pronouncements
15-16	Summary of Significant Accounting Policies (pg. 18-19)	Fair Value of Financial Instrument	Revise Fair Value Footnote
21	Inventories (pg. 20)	Reclass from PP&E to Inventory	Expand Inventory Commentary
22	Earnings Per Common Share (pg. 22)	Two Class Method of Calculating EPS	Revise Consolidated Statements of Operations
Revise EPS Commentary in Footnote
23-24	Long -Term Obligations and Credit Arrangements (pg. 25)	Series E Preferred Stock	Expand Disclosure for Preferred Stock
26	Long -Term Obligations and Credit Arrangements (pg. 25)	Warrant disclosure	Expand Disclosure for Warrants
27	Note 10. Income Taxes (pg. 30)	Foreign Tax Examinations	Include ETC-PZL Status in Footnote Disclosure
Other exhibits
28	Exhibit 10.30	Form 8-K schedules April 27, 2009	Update Exhibit Table
29	Exhibit 31.1 Certification	CEO certification	Revise Certification

Form 10-Q August 27, 2010
30	MD&A Results of Operations (pg. 25)	Cost of Goods Sold	Expand Cost of Goods Sold Commentary
31	Item 4T: Controls and Procedures (pg. 29)	Evaluation of Disclosure Controls and Procedures	Update Item 4T, Disclosure of Material Weakness

Letter No. 2
December 16, 2010

Item No.			Response
1-3	Item 8T: Controls and Procedures (pg. 15)	Evaluation of Disclosure Controls and Procedures	Update Item 8T, Disclosure of Material Weakness
4	Long Term Incentive Compensation (pg. 21)	Stock Options/Table Footnotes and Bonuses	Update Summary Compensation Table
5	Summary Compensation Table (pg. 22)	Compensation Table	Update Summary Compensation Table and Footnotes
6	Summary of Significant Accounting Policies (pg. 18-19)	Fair Value of Financial Instrument	Revise Fair Value Footnote
7-9	Inventories (pg. 20)	Reclass from PP&E to Inventory	Revise Footnote for PP&E to disclose Value of Demo Equipment
10	Earnings Per Common Share (pg. 22)	Reconciliation of Net Income	Restate income statement and note
11	Long -Term Obligations and Credit Arrangements (pg. 25)	Series E Preferred Stock	Updated disclosure for equity

Letter No. 3
February 10, 2011

Item No.			Response
1	Item 8T: Controls and Procedures (pg. 15)	Evaluation of Disclosure Controls and Procedures	Amend for material weakness
2	Long -Term Obligations and Credit Arrangements (pg. 25)	Series E Preferred Stock	Expand Disclosure for Preferred Stock

Form 10-Q November 26, 2010
3	Consolidated Statements of Cash Flows (pg. F-5)	Non-Controlling Interests	Revise Consolidated Statements of Cash Flows
SEC Comment Letter Response Exhibit 1.xlsSheet1